Exhibit 99.2

Limestone Bancorp Announces Termination of Tax Benefits Preservation Plan

LOUISVILLE, Ky.--(BUSINESS WIRE)--October 25, 2022--Limestone Bancorp, Inc. (NASDAQ: LMST) (the “Company”), parent company of Limestone Bank, Inc. (the “Bank”), today announced that its Board of Directors unanimously approved the termination of the Company’s Tax Benefit Preservation Plan, which was originally put in place in 2015 and designed to preserve the benefits of the Company’s substantial tax assets.

As separately announced, the Company has entered into a merger agreement with Peoples Bancorp, Inc. (NASDAQ: PEBO). In conjunction with that merger agreement, the Tax Benefit Preservation Plan was amended to accelerate its expiration date to October 24, 2022, effectively terminating the plan as of that date.

Shareholders are not required, nor do they need to take any action because of the termination of this plan.

Restrictions on transfer designed to protect the Company’s tax assets remain in effect under the Company’s Articles of Incorporation, as approved by shareholders.

About Limestone Bancorp, Inc.

Limestone Bancorp, Inc. (NASDAQ: LMST) is a Louisville, Kentucky-based bank holding company which operates banking centers in 14 counties through its wholly-owned subsidiary Limestone Bank. The Bank’s markets include metropolitan Louisville in Jefferson County and the surrounding counties of Bullitt and Henry and extend south along the Interstate 65 corridor. The Bank serves south central, southern, and western Kentucky from banking centers in Barren, Butler, Daviess, Edmonson, Green, Hardin, Hart, Ohio, and Warren counties. The Bank also has banking centers in Lexington, Kentucky, the second largest city in the state, and Frankfort, Kentucky, the state capital. Limestone Bank is a traditional community bank with a wide range of personal and business banking products and services.

Contacts

John T. Taylor
Chief Executive Officer
(502) 499-4800